Transcript of video for Burble Crowdfunding Page

Nearly 3% of all children in the US suffer from autism, creating a crucial opportunity to create a safe space where you can invest in helping their imagination.

Verbal creativity is a new, innovative, and essential tool that empowers children to explore, learn, and connect in ways that were once unimaginable.

The need is now, with thousands of children with autism facing daily challenges with sleep and sensory processing.

The impact on their development and well-being is profound. With your investment, Burble will provide a solution that is not just innovative, it's life-changing.

Families using Burble are already seeing transformative results with stories of breakthroughs and magical moments that are as heartwarming as they are inspiring.

Now, you have the chance to be part of something extraordinary.

Your investment in verbal creativity brings the power of immersive storytelling and sensory engagement to children everywhere.

Together, we can improve lives, spark imagination, deliver the gift of restful sleep, and enhance life to those who need it most. this is your moment.

Don't miss the opportunity to be part of this revolutionary solution that is changing lives.

Invest in verbal creativity today and help us create a brighter, more connected future for children with autism.

Burble creativity, where stories come to life and dreams become reality.